EXHIBIT 99.8

EARLY WARNING REPORT

FILED UNDER NATIONAL INSTRUMENT 62-103

1.         Name and address of the offeror

Emera Incorporated (“Emera”)

1223 Lower Water St.

Halifax, Nova Scotia

B3J 3S8

2.         The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On May 14, 2012 Emera exchanged certain previously acquired subscription receipts into 12,000,000 common shares of Algonquin Power & Utilities Corp. (“Algonquin”), at a purchase price of C$5.00 per common share.

The subscription receipts were acquired on March 25, 2011 in connection with the previous announcement by Algonquin that Liberty Energy Utilities Co., Algonquin’s regulated utility subsidiary, had entered into agreements to acquire all of the issued and outstanding shares of Granite State Electric Company, a regulated electric utility, and Energy North Natural Gas Inc., a regulated natural gas utility from National Grid USA for total consideration of US$285.0 million. Algonquin will use the proceeds from the subscription receipt exchange to partially fund this acquisition, which is expected to be completed during the second quarter of 2012.

The 12,000,000 common shares represent approximately 8.2% of Algonquin’s currently issued and outstanding common shares (or 7.6% of Algonquin’s issued and outstanding common shares after giving effect to the exchange of the subscription receipts).

3.         The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file a news release.

In addition to the 12,000,000 common shares acquired on May 14, 2012, Emera owns 8,523,000 previously acquired common shares of Algonquin, for an aggregate current ownership position of 20,523,000 common shares representing approximately 13% of Algonquin’s issued and outstanding shares.

In addition to the common shares Emera currently holds, Emera holds 8,211,000 subscription receipts (the “Calpeco Subscription Receipts”) which are exchangeable for common shares in connection with the previously announced sale to Algonquin of the 49.999% interest held by Emera in California Pacific Electric Company, LLC

(“Calpeco”). The Calpeco Subscription Receipts are exchangeable for common shares of Algonquin on a one-for-one basis in two tranches as follows: (a) 4,790,000 common shares following regulatory approval of the ownership transfer, which is expected to be received in 2012; and (b) the balance following completion of Calpeco’s first rate case, which is expected to be completed in 2013.

Emera also expects to acquire, on a private placement basis, an additional 17,433,000 subscription receipts (the “2012 Subscription Receipts”) of Algonquin exchangeable into common shares. The 2012 Subscription Receipts are expected to be issued in two tranches: (i) 6,977,000 subscription receipts at a purchase price of $6.45 per receipt, in connection with the previously announced acquisition by Algonquin’s regulated utility subsidiary of certain gas distribution assets in the U.S. Midwest; and (ii) 10,456,000 subscription receipts at a purchase price of $5.74 per receipt, in connection with the previously announced acquisition by Algonquin’s power generation subsidiary of a 51% interest in a 480 MW U.S. wind power portfolio. The acquisition of the 2012 Subscription Receipts is subject to applicable regulatory approvals. Algonquin and Emera are finalizing agreements in respect of the 2012 Subscription Receipts.

In the event that (i) all of the 2012 Subscription Receipts are issued, (ii) all of the 17,433,000 common shares that may be issued pursuant to the 2012 Subscription Receipts are issued, and (iii) the 8,211,000 common shares issuable pursuant to the Calpeco Subscription Receipts are issued, the common shares so issued, together with the 20,523,000 common shares currently held by Emera, would represent approximately 25% of Algonquin’s issued and outstanding shares.

4.         The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

i)         the offeror, either alone or together with joint actors, has ownership and control,

See paragraph 3.

ii)         the offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,

Not applicable.

(iii)      the offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.         The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The 12,000,000 common shares were issued on a private placement basis.

6.         The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

The 12,000,000 common shares were issued at a subscription price of C$5.00 per common share, for an aggregate subscription price of C$60,000,000.

7.         The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The 12,000,000 common shares were acquired on the exchange of previously acquired subscription receipts.

The common shares have been acquired for investment purposes only, and Emera has no intention of acquiring control of Algonquin. Depending upon relevant economic, market or business conditions prevailing from time to time, Emera may determine to acquire or to dispose of common shares of Algonquin in TSX traded or privately negotiated transactions or otherwise. Under the 2009 Subscription Agreement and Strategic Investment Agreement discussed in paragraph 8 below, Emera has agreed not to acquire any additional securities of Algonquin except in accordance with such agreements.

8.         The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

On April 29, 2011 Emera and Algonquin entered into a strategic investment agreement (the “Strategic Investment Agreement”) in respect of the pursuit of investment opportunities of mutual benefit. Under the Strategic Investment Agreement, where Algonquin pursues an investment opportunity developed in conjunction with Emera and wishes to issue additional common shares (or securities convertible into common shares) in connection with such opportunity, Emera has a right of first refusal to subscribe for up to 100% of such additional common shares (or securities convertible into common shares) in an amount that would bring Emera’s holdings of Algonquin common shares to a maximum of 25% of Algonquin common shares issued and outstanding, subject to any approvals required under applicable laws (including the rules of the Toronto Stock Exchange (“TSX”)). Emera also has the right under the Strategic Investment Agreement to purchase additional common shares through the public markets in connection with the pursuit of investment opportunities under the Strategic Investment Agreement if Algonquin does not effect an equity issuance in connection with such opportunity, or elects to fund the investment with debt. In such an instance, Emera has the right to purchase additional common shares through the public markets in an aggregate number of shares equal to or less than the lesser of: (i) the amount that would result in its holdings being equal to 25% of the common shares issued and outstanding or (ii) the number of shares equal to 50% of the aggregate investment made by Algonquin divided by the average closing price of the common shares for the 20 days preceding the investment.

The Strategic Investment Agreement and a prior subscription agreement dated April 22, 2009, as amended (the “2009 Subscription Agreement”) contain certain restrictions on the transfer of common shares by Emera and requirements with respect to the voting of common shares held by Emera (which restrictions and requirements are described in Algonquin’s Management Information Circular dated May 18, 2011). The 2009 Subscription Agreement also provides for a standstill period expiring January 1, 2014, during which Emera may not acquire any additional Algonquin securities except in accordance with the 2009 Subscription Agreement. The Strategic Investment Agreement further provides that any permitted acquisitions under that later agreement constitute an exception to Emera’s standstill obligations under the 2009 Subscription Agreement.

9.         The names of any joint actors in connection with the disclosure required by this form.

Not applicable.

10.       In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the offeror.

See paragraph 6.

11.       If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

12.       If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED  May 16, 2012

EMERA INCORPORATED

By:	“Nancy Tower”
Nancy Tower
Executive Vice President
Business Development